Olivia P. Adler

Attorney at Law

1614 33rd Street N.W.

Washington, D.C. 20007

Phone/Fax: (202) 337-9090

Email: oadler@comcast.net

December 21, 2016

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) (together, “Registrants”)

Dear Ms. Lithotomos:

This letter responds to your comments of December 14, 2016 on the Post-Effective Amendments filed by Registrants on November 30, 2016. Your comments are listed in bold type below, followed by Registrants’ responses.

1.	Explain more fully the reason why Steward Small-Mid Cap Enhanced Index Fund was in a separate corporation, clarifying the relationship with Capstone.

Both Capstone Series Fund, Inc. (originally organized in 1952) and Steward Funds, Inc. (originally organized in 1968) have long histories. Their organizational backgrounds are as follows:

Steward Small-Mid Cap Enhanced Index Fund (“Fund”) began life as U.S. Trend Fund, a New Jersey corporation registered as an open-end diversified management company registered under the Investment Company Act of 1940, as amended (“1940 Act”) in 1952.  The corporation was merged into a Pennsylvania corporation on February 28, 1967 and was reorganized as a Maryland corporation on May 11, 1992 and its name changed to Capstone U.S. Trend Fund, Inc.  On September 6, 1994 the corporation’s name was changed to Capstone Growth Fund, Inc.  On January 22, 2002, the name of the corporate entity was changed to Capstone Series Fund, Inc. (“CSFI”) and the Fund was redesignated Capstone Growth Fund, a series of CSFI.  On December 20, 2005, the name of the Fund was changed to Steward Small-Cap Equity Fund and its shares were classified into two classes: the original class was designated “Individual Class” and the new class was designated “Institutional Class.”  Starting at that time, the Fund began to be included in the prospectus for Steward Funds, Inc. (see below.)  Effective March 31, 2008, the name of the Fund was changed to Steward Small-Mid Cap Enhanced Index Fund. It continued to have an Individual Class and an Institutional Class.

Steward Large Cap Enhanced Index Fund, Steward Select Bond Fund, Steward International Enhanced Index Fund and Steward Global Equity Income Fund are series of Steward Funds, Inc. (“SFI”). The corporate entity now known as SFI was originally incorporated in Delaware in 1968 and commenced business shortly thereafter as an open-end diversified management investment company under the 1940 Act.  This corporation was reorganized on May 11, 1992 as a Maryland series corporation named Capstone Fixed Income Series, Inc.  The name of the corporate entity was later changed to Capstone Christian Values Fund, Inc. and finally, on June 3, 2004, the corporate name was changed to Steward Funds, Inc. (“SFI”). Names and numbers of the corporation’s series have also changed over time. Currently, SFI has four series: Steward Large Cap Enhanced Index Fund, Steward Global Equity Income Fund, Steward International Enhanced Income Fund and Steward Select Bond Fund. Each Fund has an Individual Class and an Institutional Class of shares. Subsequent to the reorganization, SFI will have five series, including Steward Small-Mid Cap Enhanced Index Fund.

Capstone Asset Management Company (“CAMCO”), the Investment Advisor for Steward Small-Mid Cap Enhanced Index was established in 1987 with the acquisition of Tenneco Asset Management Company with $80 million in assets. CAMCO is a wholly-owned subsidiary of Capstone Financial Services, Inc. (“CFS”). CAMCO has been investment adviser to the corporations now known as Steward Funds, Inc. and Capstone Series Fund, Inc., including their series, since 1987. The entity now known as Steward Funds, Inc. began to offer a series of funds with the Steward name in 2004. In 2005, it was decided to add the series now known as Steward Small-Mid Cap Enhanced Index Fund to the Steward Funds group, by including disclosure for that fund in the same prospectus as the series of Steward Funds, Inc. The Fund’s management did not decide to undertake the considerable effort of reorganizing that series, now named Steward Small-Mid Cap Enhanced Index Fund, by transferring its assets from Capstone Series Fund, Inc. to Steward Funds, Inc. until earlier this year.

The transfer will be tax-free and will not have any material impact on the Fund’s shareholders, but will greatly simplify operations and SEC filings. It is being conducted pursuant to Rule 17a-8 under the Investment Company Act of 1940. The charter for CSFI does not require a shareholder vote for this transaction and the reorganization meets all the requirements of Rule 17a-8(a)(3) to be conducted without shareholder approval. Basically, nothing about the Fund is changing except that it is being moved into SFI as a new series of that Registrant.

2.	The principal risks for each Fund should be listed in the Summary section as well as in the Fund Details section.

Principal Risks added as requested. Please see the revised Prospectus, attached.

3.	Is there any capitalization range for Steward International Enhanced Index Fund?

Steward International Enhanced Index Fund seeks to provide long-term capital appreciation. The Fund invests primarily in American Depository Receipts (“ADRs”) representing securities of companies located or domiciled outside of the United States, with selective allocation between equity securities of developed market companies and emerging market companies. The Fund is not currently constrained by any definition of market capitalization, such as “large cap” or “small cap” and as such does not include any capitalization range in the prospectus or other published materials.

4.	Confirm that Steward Select Bond Fund will comply with the 15% illiquid investments limit.

The Select Bond Fund Prospectus states “The Fund will not purchase a security if, as a result, more than 15% of the Fund’s net assets would be invested in securities that would be deemed to be illiquid.”  Both Capstone Asset Management Company and Victoria Fernandez, the Portfolio Manager for this Fund have complied and intend to continue to comply with this 15% illiquid investment limit.

5.	In the Directors and Officers table in the SAI, the column headed “Other Directorships/Trusteeships held by Director” should add “During Past 5 Years”.

Correction made as requested. Please see the revised Statement of Additional Information, attached.

After we have reached agreement on your questions and our responses, we would intend to refile the revised registration statement under Rule 485(a) with a request for acceleration to a date near the end of December.

Please let me know if you have questions or further comments. I can be reached at 202-337-9090 (office) or 202-236-6303 (cell). My email address is oadler@comcast.net.

Sincerely yours,

/s/Olivia P. Adler

Olivia P. Adler